Exhibit 99.1

China Xiniya Fashion Limited Reports First Quarter 2012 Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—May 17, 2012—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, today reported financial results for the first quarter of 2012. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

First Quarter 2012 Highlights

•	Revenue in the first quarter of 2012 increased by 33.3% to RMB212.3 million, as compared to RMB159.3 million in the first quarter of 2011, which exceeded the prior guidance of 23%-28%.

•	Gross margin was 34.1% in the first quarter of 2012 as compared to 33.6% in the first quarter of 2011.

•	Profit before taxation in the first quarter of 2012 increased by 35.0% to RMB57.9 million as compared to RMB42.9 million in the first quarter of 2011.

•	Net profit in the first quarter of 2012 increased by 34.6% to RMB43.2 million as compared to RMB32.1 million in the first quarter of 2011.

•	Earnings per ADS were $0.12 in the first quarter of 2012 as compared to $0.08 per ADS in the first quarter of 2011, and exceeded prior guidance of $0.04-$0.09 per ADS.

•

Xiniya’s network of authorized retailers had a net addition of 9 new retail outlets in the first quarter of 2012, consisting of 23 new retail outlets opened and 14 retail outlets closed, bringing the total number of authorized retail outlets to 1,616 as of March 31, 2012.

•

As of March 31, 2012, the Company, Mr. Qiming Xu—Xiniya’s Chairman and Chief Executive Officer, and Mr. Chee Jiong Ng—Xiniya’s Chief Financial Officer, have purchased, through the public market pursuant to a written plan, an aggregate of $787,500, $87,500 and $21,875 worth of ADSs, respectively, or 389,032, 43,244 and 10,823 ADSs, all at an average price of $2.02, in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Recent developments

•

The Company is pleased to announce that the total order value from its biannual sales fair held in April 2012 in Chengdu City, Sichuan Province, China increased by 11% as compared to the previous year. The “Italian Vogue” themed sales fair showcased the Company’s 2012 fall and winter collection. Inspired by Italian history, culture and the latest fashion and design trends, the collection focused on three major themes: The Eternal City (elegance series), Venice Holiday (leisure series) and Milan Impression (fashion series). These three themes have been fully incorporated into the product outline, materials, color, pattern and product displays in all of Xiniya’s retail stores.

•

In May 2012, the Company recruited one new distributor in Jilin Province. Previously, the Company had one distributor managing both Liaoning and Jilin Provinces. With the appointment of a new distributor in Jilin Province, the Liaoning distributor will now be able to focus fully on growing the number of retail outlets in Liaoning Province. The new distributor has already taken over distribution responsibilities in Jilin Province and will concentrate on growing the business. As of March 31, 2012, the Company had 89 authorized retail outlets operated by retailers in Liaoning Province and 23 authorized retail outlets operated by retailers in Jilin Province.

Guidance

•	Revenue in RMB for the second quarter of 2012 is expected to increase by 19%-21%.

•	Earnings per ADS in the second quarter of 2012 are expected to be in the range of $0.03 -$0.04.

“We are pleased to report solid results for the first quarter of 2012,” said Mr. Qiming Xu, Chairman and Chief Executive Officer of China Xiniya Fashion Limited. “Our solid financial and operational performance came in ahead of expectations, and were mainly driven by our strengthening brand equity and retail outlet expansion. We once again delivered ahead of our stated revenue guidance. The results from our sales fair held last month in Chengdu, Sichuan Province recently came in with an 11% increase in total order value over last year. We believe this solid performance is directly related to the strength of our fall and winter collection. We are excited at the growth opportunities such a strong collection will provide over the next six months. Looking ahead, we will continue to execute our strategic objectives to add to our foundation for sustainable growth.”

First Quarter 2012 Results

Revenue for the first quarter of 2012 was RMB212.3 million, compared with revenue of RMB159.3 million for the first quarter of 2011, which represents a 33.3% increase. The Company delivered 1.2 million units during the first quarter of 2012 compared to 1.1 million units delivered during the same period last year. The total retail outlet count as of March 31, 2012 was 1,616. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2011	As of March 31, 2012
Company-operated flagship stores	2	2
Managed by distributors	96	97
Distributor-operated flagship stores	3	3
Managed by department store chains	317	307
Managed by authorized retailers	1,189	1,207

Total outlet count	1,607	1,616

Gross profit increased 34.9% to RMB72.3 million in the first quarter of 2012 from RMB53.6 million in the first quarter of 2011. Gross margin was 34.1% in the first quarter of 2012 as compared with 33.6% in the first quarter of 2011.

Interest and other income was RMB5.1 million in the first quarter of 2012 as compared to RMB1.9 million in the first quarter of 2011. The increase was mainly due to an increase in interest income of RMB2.8 million, arising from time deposits placed with banks, and an exchange gain of RMB0.4 million.

Selling and distribution expenses in the first quarter of 2012 increased to RMB11.2 million from RMB9.1 million in the first quarter of 2011 due to an increase in rack expenses for authorized retail outlets of RMB6.9 million and flagship store expenses of RMB1.2 million. The increase was offset by the decrease in advertising and promotional expenses of RMB6.3 million. Since July 2011, as part of the Company’s overall strategy to unify the image of its authorized retail outlets, the Company has been paying for shop racks for authorized retail outlets opened on or after July 2011. These expenses were approximately RMB6.9 million, or 3.3% of revenue, in the first quarter of 2012. Flagship store expenses were RMB1.2 million in the first quarter of 2012, arising mainly from the new flagship store opened in Quanzhou, Fujian Province in November 2011.

Administrative expenses rose to RMB8.3 million in the first quarter of 2012 from RMB3.5 million in the first quarter of 2011, due to an increase in the number of administrative staff and incremental salary increases.

Profit before taxation of RMB57.9 million in the first quarter of 2012 represented an increase of 35.0% compared with RMB42.9 million in the first quarter of 2011.

Income tax expense in the first quarter of 2012 was RMB14.7 million, compared with RMB10.8 million in the first quarter of 2011. The effective tax rate in the first quarter of 2012 was 25.3%, compared with an effective tax rate of 25.2% in the first quarter of 2011.

Profit after taxation for the first quarter of 2012 was RMB43.2 million, compared with RMB32.1 million in the first quarter of 2011. Earnings per ADS were $0.12 in the first quarter of 2012, compared to $0.08 per ADS in the first quarter of 2011.

Financial Position

As of March 31, 2012, the Company had trade receivables of RMB200.3 million arising entirely from sales during the first quarter of 2012. Trade receivables outstanding as of December 31, 2011 had been fully collected as of March 31, 2012.

Prepayments and other payables and accruals at March 31, 2012 decreased compared to balances at December 31, 2011, primarily due to prepayments to suppliers and deposits received from distributors were applied against related trade payables and trade receivables, respectively.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) / 8 p.m. Beijing time on May 18, 2012.

The dial-in details for the live conference call are as follows:

- Participant Dial-In (Toll Free USA): 1-866-519-4004

- International Dial In: 1-718-354-1231

- China Domestic Mobile: 400-620-8038

- China Domestic: 800-819-0121

- Hong Kong Toll Free: 8009-30346

Conference ID: XNY

A live webcast of the conference call will be available in the investor relations section of the Company’s website at: http://ir.xiniya.com.

A telephone replay of the call will be available 2 hours after the end of the conference through May 25, 2012 at 11:59 p.m. EDT.

The dial-in details for the replay are as follows:

U.S. Toll Free Number: 1-866-214-5335

International dial-in number: 1-718-354-1232

Conference ID: 78514931

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2975 on March 31, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on March 31, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended March 31
	2011 RMB	2012 RMB	2012 USD
Revenue	159,311	212,339	33,718
Cost of sales	(105,717)	(140,030)	(22,236)

Gross profit	53,594	72,309	11,482
Interest and other income	1,919	5,050	802
Selling and distribution expenses	(9,148)	(11,152)	(1,771)
Administrative expenses	(3,495)	(8,326)	(1,322)

Profit before taxation	42,870	57,881	9,191
Income tax expense	(10,797)	(14,652)	(2,327)

Profit for the period	32,073	43,229	6,864

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(4,060)	(516)	(82)

Total comprehensive income for the period	28,013	42,713	6,782

Earnings per share—basic and diluted (in RMB)	0.14	0.19	—
Earnings per ADS—basic and diluted (in USD)	0.08	—	0.12

Weighted average shares outstanding in the period (‘000)	232,000	230,759	230,759
Weighted average ADS outstanding in the period (‘000)	58,000	57,690	57,690

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of March 31,
	2011 RMB	2012 RMB	2012 USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	17,662	16,863	2,678
Deposit for land use right	8,854	8,854	1,406
Prepayments	674	—	—

Total non-current assets	27,190	25,717	4,084

Current assets
Cash and cash equivalents	1,031,930	921,579	146,341
Time deposits held at banks with maturity over three months	—	220,000	34,934
Trade receivables	335,152	200,338	31,812
Inventories	3,908	41,978	6,666
Other receivables and prepayments	93,152	56,988	9,049

Total current assets	1,464,142	1,440,883	228,802

Total assets	1,491,332	1,466,600	232,886

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	526,818	524,692	83,317
Statutory reserve	94,067	94,067	14,937
Foreign currency translation differences	(18,536)	(19,052)	(3,025)
Retained earnings	631,569	675,291	107,232

Total equity	1,233,995	1,275,075	202,473

Current liabilities
Trade payables	83,630	102,505	16,277
Other payables and accruals	136,199	74,368	11,809
Current income tax payable	37,508	14,652	2,327

Total current liabilities	257,337	191,525	30,413

Total equity and liabilities	1,491,332	1,466,600	232,886

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Three months ended March 31
	2011 RMB	2012 RMB	2012 USD
Cash flows from operating activities:
Profit before taxation	42,870	57,881	9,191
Adjustments for:
Depreciation of property, plant and equipment	83	1,093	174
Loss on disposal of property, plant and equipment	—	23	4
Interest income	(1,564)	(4,364)	(693)
Foreign exchange gains	—	(409)	(65)
Interest expense	229	—	—
Share-based compensation	211	493	78

Operating profit before working capital changes	41,829	54,717	8,689
Increase in restricted bank deposits	(100,647)	—	—
Decrease in trade receivables	68,900	134,814	21,408
Increase in inventories	(7,425)	(38,070)	(6,045)
(Increase)/decrease in other receivables and prepayments	(11,528)	33,885	5,381
Increase in trade payables	27,407	18,875	2,997
Increase/(decrease) in other payables and accruals	80	(61,831)	(9,818)

Cash generated by operating activities	18,616	142,390	22,612
Interest paid	(164)	—	—
Income tax paid	(13,957)	(37,508)	(5,956)

Net cash generated by operating activities	4,495	104,882	16,656

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(252,742)	(220,000)	(34,934)
Proceeds from the disposal of property, plant and equipment	—	52	8
Acquisition of property, plant and equipment	(1,544)	(369)	(59)
Interest received	905	7,317	1,162

Net cash used in investing activities	(253,381)	(213,000)	(33,823)

Cash flows from financing activities:
Decrease in advance to and from director	(7,738)	—	—
Proceeds from short-term bank loans	60,000	—	—
Purchase of treasury shares	—	(2,126)	(338)

Net cash generated by/(used in) financing activities	52,262	(2,126)	(338)

Net decrease in cash and cash equivalents	(196,624)	(110,244)	(17,505)
Cash and cash equivalents at beginning of the period	862,797	1,031,930	163,863
Exchange losses on cash and cash equivalents	(4,060)	(107)	(17)

Cash and cash equivalents at end of the period	662,113	921,579	146,341